Exhibit 99.(a)(8)


[Via Email]
From: Steve Mitchell
To:  Company
Re:  Option Pricing

Please be advised that the exercise price for the new options will be $1.43 per share (the closing price as of November 20, 2001) or the closing price on December 7, 2001 (the date the option exchange offer expires), if that price is lower. The grant date for the new options will be the date from which the price is chosen, i.e., November 20th or December 7th if the price has declined. You have ten business days to consider this information before the offer to exchange will expire.

Please return your election forms by 9 p.m., Pacific Standard Time, on December 7, 2001, and call Barbara Snethen (California), Clare Wafford (UK) or Laura Atwell (NJ) or Steve Mitchell (everywhere), if you have questions.